UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Appointment of Chairman of Audit Committee and Independent Director

On May 12, 2026, the Nomination Committee of the board of directors (the “Board”) of Helport AI Limited (the “Company”) recommended, and the Board appointed, Geoffrey Bonnycastle, an independent director of the Company, to serve as Chairman of the Audit Committee of the Board.

On the same day, the Nomination Committee of the Board recommended, and the Board appointed, Yu Pan to serve as an independent director of the Company, with immediate effect.

From January 2018 to September 2025, Yu Pan served as Executive Vice President and Chief Model Risk Officer at U.S. Bank, National Association, a diversified financial services institution providing banking, lending, payments, and investment services. From October 2010 to December 2017, Yu Pan served as Senior Vice President and Head of Model Validation and Risk at Wells Fargo Bank, N.A. From January 2005 to September 2010, Yu Pan served as Vice President of Corporate Modeling and Analytics at Wells Fargo Bank, N.A. From April 2003 to December 2004, Yu Pan served as Senior Manager of Decisioning Support and Analytics at HSBC Finance Corporation. From May 1998 to March 2003, Yu Pan served as Senior Specialist of Operations Research at Delta Air Lines, Inc. From September 1995 to February 1998, Yu Pan served as Assistant Professor at Hong Kong Baptist University, where he taught economics, financial markets, and econometrics, and conducted research in economics and quantitative modeling. Yu Pan received his Ph.D. in Economics from the University of Minnesota in August 1995, his Master’s degree in Quantitative Economics from the Graduate School of the Chinese Academy of Social Sciences in December 1984, and his Bachelor's degree in Industrial Management from Dalian University of Technology in January 1982.

Yu Pan does not have a family relationship with any director or executive officer of the Company, and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: May 15, 2026

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